UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Athenex, Inc.

File No. 333-217928 - CF#34570

Athenex, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 12, 2017, as amended.

Based on representations by Athenex, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.7	through June 5, 2025
Exhibit 10.7.4	through June 5, 2025
Exhibit 10.8	through June 5, 2025
Exhibit 10.10	through June 5, 2025
Exhibit 10.11*	through June 5, 2025
Exhibit 10.12	through June 5, 2025
Exhibit 10.13*	through June 5, 2025
Exhibit 10.14	through June 5, 2025
Exhibit 10.14.1	through June 5, 2025
Exhibit 10.14.2	through June 5, 2025
Exhibit 10.14.3	through June 5, 2025
Exhibit 10.15	through June 5, 2025
Exhibit 10.15.1	through June 5, 2025
Exhibit 10.16	through June 5, 2025
Exhibit 10.17	through June 5, 2025
Exhibit 10.21	through June 5, 2025

*As modified by the same contracts refiled with fewer redactions as Exhibits to Form 10-Q on May 7, 2020.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary